October 4, 2018

David Potts
Chief Financial Officer
ARRIS International plc
3871 Lakefield Drive
Suwanee, Georgia 30024

       Re: ARRIS International plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-37672

Dear Mr. Potts:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications